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                         November 17, 2021

       Jeffrey Stein, Ph.D.
       President and Chief Executive Officer
       Cidara Therapeutics, Inc.
       6310 Nancy Ridge Drive, Suite 101
       San Diego, California 92121

                                                        Re: Cidara
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 10,
2021
                                                            File No. 333-260970

       Dear Dr. Stein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Charles J. Bair, Esq.